MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS




 THIRD QUARTER RESULTS

 Overview

 Consolidated net sales of $159.1 million for the third quarter of 1995 increased 11% over the comparable 1994 period. Net earnings of $8.1 million declined 21% from the third quarter of 1994. Net earnings per common share of $.17 was 15% lower than the $.20 reported last year.

 Gross margin as a percentage of net sales decreased to 28.0% from 30.8% in last year's third quarter, primarily from lower margins in the domestic and international dyes businesses. Consolidated operating profit of $15.0 million declined 7% from the third quarter of 1994 as specialty chemicals decreased 34% and specialty process equipment and controls segment increased 36%.

 Specialty Chemicals

 The Company's specialty chemicals segment sales of $92.5 million were approximately even with the 1994 third quarter as increases in unit volume were offset by lower selling prices.

 Domestic dyes sales of $45.2 million declined 7% from the third quarter of 1994 primarily due to lower unit volume (-2%) and lower selling prices (-5%). International dyes sales of $21.4 million were essentially even versus the comparable 1994 period primarily as a result of unit volume increases (7%) plus foreign currency translation (2%) offset by lower selling prices (-9%). Specialty ingredient sales of $25.9 million rose 14% primarily as a result of increased unit volume. The percentage of specialty chemicals sales outside the United States increased to 25% from 24% in the third quarter of 1994.

 Operating profit of $7.9 million for the third quarter of 1995 declined 34% from the comparable quarter in 1994. The decline was attributable to both domestic and international dyes. Domestic dyes operating profit declined due to lower unit volume and pricing. International dyes operating profit declined primarily due to lower pricing and exchange rate fluctuations among European currencies, offset in part by certain accrual adjustments. The percentage of specialty chemicals operating profit outside the United States decreased to 2% from 21% in the third quarter of 1994.

 Specialty Process Equipment and Controls

 The Company's specialty process equipment and controls segment reported sales of $66.6 million representing an increase of 33% from the third quarter of 1994. Approximately 11% was attributable to the incremental impact of acquisitions with the balance of 22% primarily from increased unit volume. International sales of $21.0 million increased 69% from 1994 and accounted for 32% of total segment sales versus 25% for the comparable period in 1994. Operating profit for the third quarter of 1995 increased 36% to $9.7 million primarily attributable to increased unit volume. The order backlog for extruders and related equipment at the end of the third quarter amounted to $82 million compared to $66 million at December 31, 1994.

 Other

 Selling, general and administrative expenses of $25.6 million increased 6% versus the comparable period in 1994 primarily due to the impact of acquisitions and inflation. Depreciation and amortization of $4.0 million increased 12% versus 1994 primarily as a result of a higher fixed asset base including acquisitions. Interest expense increased $1.6 million to $2.1 million primarily as a result of increased borrowings. Other expense (income) of $49 thousand increased by $473 thousand versus 1994 principally from lower foreign currency gains. The Company's effective tax rate of 36.9% increased versus the 36.3% in the 1994 period.


 YEAR-TO-DATE RESULTS

 Overview

 Consolidated net sales for the first nine months of 1995 of $502.9 million increased 17% from the comparable period in 1994. Net earnings of $33.3 million decreased 15% versus the $39.1 million earned in the comparable period in 1994. Net earnings per common share of $.69 decreased 9% from the $.76 reported last year.

 Gross margin as a percentage of net sales decreased to 29.4% from 31.9% in the comparable 1994 period primarily from lower margins in the domestic and international dyes businesses. Consolidated operating profit of $58.8 million decreased 4% from $61.3 million in the first nine months of 1994 as specialty chemicals decreased 23% and specialty process equipment and controls increased 37%.


 Specialty Chemicals

 The Company's specialty chemicals segment reported sales of $296.3 million representing a 1% increase from $293.6 million in the first nine months of 1994. The increase was primarily attributable to foreign currency translation as unit volume increases were offset by lower selling prices.

 Domestic dyes sales of $147.1 million were 6% lower versus the first nine months of 1994 primarily due to lower selling prices. International dyes sales of $72.8 million increased by 8% versus 1994 primarily as a result of foreign currency translation (7%) and unit volume growth (8%), offset by lower selling prices (-7%). Specialty ingredients sales rose 10% to $76.4 million reflecting primarily increased unit volume. The percentage of sales outside the United States increased to 26% from 24% for the comparable period in 1994.

 Operating profit of $36.6 million for the first nine months of 1995 decreased 23% from 1994. The decline was attributable to both domestic and international dyes. Domestic dyes operating profit declined primarily due to lower pricing. International dyes operating profit declined primarily due to lower pricing and exchange rate fluctuations among European currencies, offset in part by certain accrual adjustments. The percentage of operating profit outside the United States decreased to 13% from 19% for the comparable period in 1994.

 Specialty Process Equipment and Controls

 The Company's specialty process equipment and controls segment reported sales of $206.6 million representing a 51% increase over the first nine months of 1994. Approximately 34% of the sales increase was attributable to the incremental impact of acquisitions with the balance primarily from increased unit volume. International sales of $51.4 million increased 51% from 1994 and accounted for 25% of total segment sales, virtually the same as 1994. Operating profit of $30.8 million increased 37% versus the comparable 1994 period. Approximately 15% was attributable to acquisitions with the balance primarily from higher unit volume.

 Other

 Selling, general and administrative expenses of $77.7 million increased 17% versus the first nine months of 1994 primarily due to the impact of acquisitions and inflation. Depreciation and amortization of $11.5 million increased 15% versus the 1994 period as a result of a higher fixed asset base including acquisitions. Interest expense increased $4.8 million primarily as a result of increased borrowings. Other income of $192 thousand decreased $867 thousand versus 1994 primarily due to lower foreign currency gains. The effective tax rate of 37.4% increased versus the 36.3% in the comparable 1994 period.

 LIQUIDITY AND CAPITAL RESOURCES

 The September 30, 1995 working capital balance of $133.1 million increased $11.5 million from $121.6 million at year-end 1994. The current ratio declined to 1.8 from 1.9 at the end of 1994 primarily as a result of the increase in notes payable. Days sales in receivables averaged 54 days essentially equal to the level for all of 1994. Inventory turnover averaged 2.8 for the first nine months of 1995 compared to 3.0 for all of 1994.

 Cash flows from operating activities of $8.3 million decreased $5.8 million from the first nine months of 1994 primarily attributable to lower earnings. Cash provided by operating activities and increased borrowings were used to finance acquisitions, fund capital expenditures, pay cash dividends and repurchase 222,800 shares of the Company's common stock. The Company's debt to total capital increased to 36% from 29% at year-end 1994. Capital expenditures are expected to approximate $20 million in 1995 primarily for expansion and improvement of operating facilities in the United States and Europe. The Company's long-term liquidity needs including such items as capital expenditures and dividends are expected to be financed from operations.

 INTERNATIONAL OPERATIONS

 The lower U.S. dollar exchange rate versus the Belgian Franc and French Franc accounted primarily for the favorable increase of $4.8 million in the accumulated translation adjustment account since year-end 1994. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

 The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.





 RESEARCH AND DEVELOPMENT

 The Company employs about 275 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products and process equipment systems for the industries served by the Company. Often, new products are developed in response to specific customer needs. The Company's process of developing and commercializing new products and product improvements is ongoing and involves many products, no one of which is large enough to significantly impact the Company's results of operations from year-to-year. Research and development expenditures totaled $10.8 million for the first nine months of 1995 compared to $8.6 million in the comparable 1994 period.

 ENVIRONMENTAL MATTERS

 The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites, and two inactive subsidiaries have been designated, along with others, as potentially responsible parties at three other sites.

 While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions at the waste disposal sites where it has been named a potentially responsible party, will not have a material effect on the Company's liquidity and financial condition and that the cost to the Company of any remedial actions will not be material to the results of the Company's operations in any given year.